Susan K. Shapiro

(617) 854-4233

sshapiro@pscboston.com

October 3, 2005

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Bennett Environmental Inc.
Form 40-F for the Fiscal Year Ended December 31, 2004
Form 6-K for the Fiscal Quarters Ended March 31, 2005 and June 30, 2005
File No. 0-30946

Ladies and Gentlemen:

On behalf of our client, Bennett Environmental Inc. (the “Company”), we set forth below the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in letters dated August 18, 2005 and September 1, 2005, regarding the Company’s (i) Annual Report on Form 40-F for the fiscal year ended December 31, 2004 (the “Form 40-F”), as filed with the Commission on March 31, 2005 and (ii) Reports on Form 6-K including interim financial statements as of and for the periods ended March 31, 2005 and June 30, 2005, as furnished to the Commission on May 17, 2005 and August 3, 2005, respectively. For your convenience, each response follows the sequentially numbered Comment copied from your letters of August 18, 2005 and September 1, 2005. When we refer to pages or notes in this letter, we refer to the page or note numbers in the Form 40-F. Unless stated otherwise, dollar amounts shown are stated in Canadian dollars.

Comment Letter Dated August 18, 2005

Form 40-F for the Fiscal Year Ended December 31, 2004

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October 3, 2005

General

Comment (1):

Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Response (1):

The Company acknowledges the Staff’s Comment and has included with its responses drafts of certain revised disclosure for the Staff’s consideration and will ensure that the additional disclosures or other revisions will be made in future filings, as applicable. Except as noted, the Company would propose treating all Comments as “future” comments to be reflected in future filings.

Annual Information Form

A. Disclosure Controls and Procedures, Page 1

Comment (2):

Please tell us how you concluded that your disclosure controls and procedures were effective at December 31, 2004 given the material variation between the estimated revenues and expenses and the actual revenues and expenses on the Saglek contract.

Response (2):

The Company believes that its conclusions concerning the effectiveness of its disclosure controls and procedures were valid and that the variations concerning estimated and actual results in connection with the Saglek contract were due to operational issues as discussed in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2004 (the “2004 MD&A”) under “Results of Operations — Contribution Margins — Contribution Margins—Saglek Contract”; please see also Response (6) below.

The primary reason for the increased cost related to lower overall volumes processed, for all contracts, which resulted in higher costs per tonne because fixed operating costs were absorbed over fewer tonnes. Also, the Company did not recommence work on the Saglek contract until July 2004 and consequently became aware only after that time of the additional work and costs required to remediate remaining materials. which resulted in a significant increase in the volume of material that had to be crushed, shipped and processed off-site and accordingly contributed to the significantly increased costs.

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Variances in revenues were primarily due to lower than expected excavation volumes, as well as the Company’s reduction during the third quarter of 2004 of its expectation of recovery for a claim for extra expenses. As of December 31, 2004 field work related to the Saglek contract was completed. Administrative work (i.e. final technical reports, final billing etc.) related to the contract was virtually complete at year-end and these administrative issues were completed in the first quarter of 2005. Given that the contract was virtually complete as of December 31, 2004 there was no material variation at that date or subsequent to December 31, 2004 between actual and estimated revenues and costs. The only item that was an estimate at December 31, 2004 and for the subsequent quarters was disputed amounts related to extra costs. These claims amounted to approximately $9.1 million of which the Company recorded $5.1 million as revenue in 2004 as management’s best estimate of the revenue that is collectible. The remaining potential revenue of approximately $4.0 million was not recorded as revenue or a receivable as at December 31, 2004 pending resolution of the dispute. The Company believes that its disclosure related to these items in the financial statements and management’s discussion and analysis makes it clear that the amounts are in dispute and that the amounts recorded are management’s best estimates of expected recoveries against the claims. Please refer to Response (12) below. Therefore the Company believes that there was no material variation between actual and estimated costs at or subsequent to December 31, 2004 and that the Company’s disclosure controls and procedures were effective at that date.

The Saglek site is in a remote northern region and because of this it is not possible to undertake excavation work for much of the year, and no field work was undertaken by the Company in the first or second quarter of 2004. Quarterly project reviews for the first and second quarter did not indicate that any changes were required to the estimates of percentage completion as at December 2003. In the third quarter of 2004 the Company mobilized its workforce and equipment for what the Company had understood would be additional work within the existing framework of the contract agreed to by the customer. In the third quarter, the Company reviewed its estimates for revenue and expenses related to the Saglek contract and reported these facts in its third quarter MD&A. The Company reported these revisions as soon as it became aware of the changes and accordingly believes that its disclosure controls and procedures were effectively established and functioning in the circumstances.

It should also be noted that the Company engaged an independent consultant, prior to commencement of site work, who was a professional engineer with many years of experience in site work of the nature similar to Saglek. This contractor assisted the Company in preparing and evaluating estimates for revenues and expenses. Estimates for revenue and expenses were updated on a quarterly basis based on information the Company received from its customer and the principal subcontractor involved with the

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project. These revised estimates were communicated by the independent consultant to Company management to allow timely decisions regarding required disclosures.

Comment (3):

You state that your disclosure controls and procedures were effective “to ensure that information required to be disclosed in [your] filings under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise in future filings your definition to also clarify, if true, that your disclosure controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Response (3):

The Company acknowledges the Staff’s Comment and will ensure that future filings contain the following disclosure (in pertinent part) concerning the conclusions of its Chief Executive Officer and Chief Financial Officer as to the effectiveness of the Company’s disclosure controls and procedures:

“…Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is: accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure; and recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.”

B. Internal Control over Financial Reporting, Page 1

Comment (4):

Please tell us how you concluded that there were no changes in internal control over financial reporting given your disclosure in management’s discussion and analysis that you had made rapid strides towards improving business and financial controls as 2004 drew to a close.

Response (4):

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October 3, 2005

The Company’s references to “business and financial controls” were not intended to encompass the definition of “internal control over financial reporting” as set forth in Exchange Act Rules 13a-15(f) and 15d-15(f), e.g., a process “designed … to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles …”. Rather, the Company views “business and financial controls” more as an element of operational management of the company, facilitating management’s ongoing monitoring and evaluation of operations, and serving as a tool for planning and scheduling. In future disclosures, the Company will use terminology to better distinguish between operational and management controls on the one hand, and financial controls on the other hand. Following are examples of what the Company was referring to in its statement that it “… made rapid strides towards improving business and financial controls”:

•	A monthly forecast of expected deliveries was implemented. This schedule was updated for actual volumes of soil received. This schedule provided management with a daily barometer of expected deliveries against actual deliveries for a given month and better allowed the Company to plan production crews and scheduling.
•	A monthly forecasting model was developed to better allow management to predict future cash flows as a result of updated sales and production forecasts and costs. This type of control, again, was designed as a management tool to run the business more effectively on an ongoing basis.
•	The Company initiated the development of a sales tracking system to track the development of future potential projects for the Company that are compiled by the Company’s sales group and used by its senior executives to monitor future potential business among other matters.

The Company believes these initiatives will lead to better business decisions and to better disclosure controls in the future but do not believe that they had been developed far enough or were in the nature of financial reporting controls to warrant separate disclosure as having materially affected, or being reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Discussion and Analysis

Results of Operations, page 2

Comment (5):

You attributed part of the revenue shortfall in 2004 under the Saglek contract to a reduction of C$4 million included in revenue for a claim for extra expenses. Please tell us and disclose the total amount of claims for extra expenses estimated in 2004 revenues

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at the end of 2003. Please tell us how you determined that it was probable that costs due to unpriced change orders would be recovered through a change in the contract price given that you had negotiated a fixed rate on the Saglek contract. Please also describe your favorable history of negotiating and collecting work performed under unapproved change orders and how your accounting for change orders conforms to paragraphs 61-63 of SOP 81-1.

Response (5):

As noted in Response (2) above, because Saglek is in a remote northern region, 2004 site work did not commence until the third quarter of 2004. Project reviews conducted in the first and second quarters of 2004 indicated that no adjustments were required to the percentage of completion estimates.

The Saglek contract was a fixed rate contract obtained through an agency controlled by the federal government of Canada. The contract was accounted for by the percentage of completion method. The contract provided for additional revenue in a number of circumstances primarily:

•	When the Company incurs additional costs due to a change in the scope of the work.
•	When the nature of the material encountered during excavation deviates significantly from the material described in the original tender documents.

As described in Response (6) below, the nature of the material deviated significantly from what the Company understood in the tender documents.

The Company notified its customer of change orders related to 3 major items in 2003 and 2004. These change orders represented modifications to the original contract that effectively changed the existing provisions of the contract and did not add any new provisions. These are described below:

•	Extra costs associated with steel and other debris encountered in the actual excavation that were not described in the tender documents (approximately $950,000, and primarily incurred in 2003).
•	Extra costs associated with the crushing of oversized material. This oversized material was not described in the tender documents (approximately $800,000, and primarily incurred in 2003).
•	Impact costs associated with the handling, shipping, and treating of the oversized material (approximately $8,300,000; these costs were incurred partly in 2003 and partly in 2004).

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The attached Schedule A sets forth the amount of revenue estimated used for calculating revenue recognition for 2003. The Schedule shows the three principal areas for extra expenses (steel, crushing and impact) as well as additional amounts estimated for the under burden (the term “under burden” refers to the amount of soil underneath the original piles). The Company had a contract to excavate and remediate 19,500 cubic meters of soil plus a minimum 2,300 cubic meters of under burden. The volume of contaminated soil in the under burden was unknown and final amounts were determined based on testing as work progressed.

The Company viewed the extra work required as change orders because the Company identified the extra costs to the customer. The services were contemplated in the original contract and did not change the provisions of the contract or add new provisions. At meetings between the Company and the customer in late 2003 and early 2004, the Company believed that a basis for pricing the change order was established and that the customer confirmed the basis for establishing the amounts to be charged for the services to be performed.

From the commencement of fieldwork the Company had engaged an independent contractor who had a long history of managing projects similar to Saglek. Throughout the project frequent meetings were held with the customer to discuss the progress of the project, additional work, and deviations from the original tender documents. Based on these meetings and corresponding minutes recording the matters discussed at the meetings, the Company submitted a number of claims for extra costs which are set forth in the attached Schedule B.

The attached Schedule B shows the amounts for extra expenses incurred by the Company compared to the actual recovery of these expenses with respect to changes in the nature and scope of the material under the Saglek contract. As shown in Schedule B, the Company has recovered approximately 69% of what it has claimed for extra expenses. In its largest submission for extra expenses the Company has recovered 50% of amounts requested. In recording revenue against the two remaining claims the Company used this 50% number as the basis for establishing the value of revenue to be recognized against the total claim.

Comment (6):

Please tell us and disclose why processing costs would increase by $6.7 million and site costs, fuel costs and transportation costs would increase by $4.5 million, if you experienced lower volumes. Please tell us why you did not identify these significant deviations from estimated costs until 2004. In this regard, please explain in detail how you derived your original estimates used in assessing progress towards completion and

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how you considered your actual results throughout 2003 in updating your estimates during the course of the contract.

Response (6):

Actual volumes on this contract in 2004 were approximately 28,000 tonnes compared to an estimate of approximately 31,000 tonnes. Therefore, the estimate of volumes was relatively accurate. However, because of changes in the scope of the project the amount of work (and costs) associated with processing the tonnage was more extensive than originally estimated.

Estimates for completion were derived from engineering estimates, from the outside consultant, and quotes from major subcontractors, which were then reviewed on an ongoing basis.

Processing costs increased against budgeted costs by $6.7 million. Processing costs in creased for two reasons:

•	Changes in the nature of the material encountered along with scoping changes (i.e., changes to the performance criteria) in the contract resulted in a significant increase in the volume that had to be crushed and processed offsite. This additional tonnage increased overall processing costs.
•	Lower overall volumes for 2004 did not become apparent to the Company until the third quarter of 2004 and are largely related to the Federal Creosote Contracts (see Response (7) below). Lower overall processed volumes at the Company’s facilities resulted in higher processing costs per tonne. This is because processing costs at the Company’s plants carry both direct variable and fixed cost components. Costs per tonne increase at lower volumes because the fixed cost component is absorbed over fewer tonnes. Thus in 2004, costs per tonne were higher than in 2003 because fixed costs as a percentage of total costs per tonne were higher. As to the Saglek project, the reasons for these higher costs per tonne were twofold:
➢	The estimated tonnage for Saglek in 2004 had higher overall costs.
➢	The additional tonnage requiring processing resulted in higher costs.

Site costs and fuel and transportation costs increased against budget by $4.5 million. This increase related to problems the Company encountered as a result of the nature of the material the Company actually encountered on site. Based on tender documents the Company expected to encounter 70% soil-like material during excavation and 30% gravel and small rocks under 150 millimeters (approximately six inches). Instead, approximately 70% of the material excavated was boulders in excess of 300 millimeters (approximately one foot) and up to 1,500 millimeters (approximately five feet) in diameter. In addition, the testing protocol for testing residual PCB material was changed

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during the project increasing the volume of material that required crushing and off-site treatment. These problems encountered resulted in:

•	More material being moved off-site rather than being treated on-site.
•	Additional time on-site for crews (i.e., an additional 28 days in a remote northern site with no access other than air or ship).
•	Additional rental and leasing of equipment for 28 days.
•	Additional hiring of shipping vessels to move material off-site.

Additionally during this time period, general market increases in fuel costs contributed to the increase in shipping and processing costs from the Company’s estimates.

The Saglek contract is in a remote northern site in the far northeastern part of Canada. This area is only accessible by both water or air and is only accessible by water in summer months. Machinery and equipment is brought into the site in late June and work is generally commenced by the beginning of July with only approximately 6 to 10 weeks of available time before cold weather makes it difficult to work or demobilize equipment. Due to the weather conditions in this northern region there was no site work conducted during the first or second quarter of fiscal 2004 and there were no other significant activities undertaken during this period that would indicate that a change to the estimates was required. Because work did not recommence until July 2004, and the scope of the work changed materially in the third quarter of 2004, the Company had no indication that the project estimates required revision until the end of the third quarter. At the end of the third quarter the Company significantly revised its estimates for revenues and expenses and disclosed these in the third quarter. In the fourth quarter the Company further refined its estimates and again disclosed its revised numbers in its reporting documents.

Comment (7):

In your discussion of contribution margins — other business, please also disclose:

•	The underlying reasons for the decrease in volume, which resulted in the decrease in revenue.
•	The reason for what appears to be increased revenue per ton.
•	The underlying reasons for the overall decrease in operating expenses.
•	The reason for what appears to be increased cost per ton.
•	Any known material trends and uncertainties related to the revenue and expenses associated with these contracts.

Response (7):

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In accordance with Comment (1), the Company will modify its future filings to include disclosure such as the following:

(a)	The underlying reasons for the decrease in volumes, which resulted in the decreased revenue.

The primary reason for the decrease in volume was lower than expected soil deliveries under a subcontract in connection with treatment of soil from the Federal Creosote Superfund Site in Manville, New Jersey. As described in the Company’s Annual Information Form for the year ended December 31, 2004 (the “2004 AIF”) under “General Development of the Business — Recent Developments — Manville, New Jersey (Federal Creosote Contracts)”, in June 2003, the Company announced that it had been awarded a subcontract to treat an estimated 300,000 tons of contaminated soil from the Federal Creosote Superfund Site in Manville, New Jersey. The Company believed that its contract would be performed over the next two years. As a result of this contract the Company believed it would operate at full capacity until the end of 2005 and was therefore not very active in 2003 or the first part of 2004 in pursuing other business. In July 2004 it became apparent to the Company that the 300,000 ton contract would not provide the expected volume in the timeframe outlined in the original contract. Because of the long sales cycle the Company could not generate sufficient volume in the later part of 2004 to meet the volumes processed in 2003 resulting in lower overall volumes and revenue.

(b)	The reason for what appears to be increased revenue per tonne.

On average revenue per tonne appears to have increased in 2004 because of the effect of one of the Company’s smaller operations referred to as Material Resources Recovery S.R.B.P. Inc. (“MRR”) in the 2004 AIF and business from certain landfilling activities the Company performed in 2004 but did not in 2003.

MRR operates a thermal treatment facility in Cornwall, Ontario. As described in the 2004 AIF under “General Development of the Business — Three Year History”, MRR specializes in the thermal destruction of contaminated debris (e.g., wood, concrete and metal) and other plastics and metals. In addition, MRR treats mercaptan contaminated gas distribution equipment. The MRR business involves treatment of material that generally commands a higher revenue per tonne. When volumes of processed material are smaller at the Company’s main facility, MRR results can have the effect of increasing the average revenue per tonne.

With reference to landfilling activities, the Company did not report tonnage landfilled in 2004. If the Company removed MRR and landfilling activities from the Company’s

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total revenue figures (approximately $6.5 million), the remaining revenue would be attributable to thermal processing activities. This would cause the Company’s 2003 and 2004 revenue per tonne to be $633 and $713, respectively. As for the 2004 per-tonne increase, $75 of that was attributable to one contract.

For the Staff’s information, the Company notes that in its first and second quarterly reports in 2005, its MD&A discloses revenue from the MRR facility and landfilling activities separately from the Company’s RSI facilities. Accordingly, the Company believes that this issue is addressed in its most recent disclosure, and the Company intends to continue providing such information in future MD&A disclosures as applicable.

(c)	The underlying reasons for the overall decrease in operating expenses.

The overall decrease in operating expenses is a result of the decrease in volume. In 2003 process tonnage for other business was approximately 57,000 tonnes compared to 24,000 in 2004 for a difference of 33,000 tonnes. Given the 2003 costs per tonne of approximately $315 per tonne, overall operating costs should have declined (33,000 x $315) from $10.4 million to $7.6 million. However, because of the fixed cost components of processing costs, the decline was $9.4 million. In summary, the overall reduction in operating costs is in line with the Company’s expectations.

(d)	The reason for what appears to be increased costs per tonne.

The Company’s operating costs include certain indirect and fixed costs. These costs do not vary directly with volume. When volumes are low the fixed cost component of the operating cost will have the effect of an increase in operating cost per tonne and at high volumes of processing, fixed costs per tonne will decrease. In 2004, volumes were lower than in 2003, which resulted in fewer tonnes to absorb fixed costs thereby increasing the overall unit costs.

(e)	Any known material trends and uncertainties related to the revenue and expenses associated with these contracts.

There were a number of contracts related to revenues in the “other business” category. Of these contracts, only one is material, this constituting the Federal Creosote Contracts described in the 2004 AIF under “General Development of the Business — Recent Developments — Manville, New Jersey (Federal Creosote Contracts)”. The balance of the contracts on their own were not significant. The Company has provided disclosures concerning material trends and uncertainties related to revenue and expenses associated with the Federal Creosote Contracts in the cited section of the 2004 AIF. In addition,

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further discussion of material trends and uncertainties with respect to the Company’s contracts is included in the 2004 AIF in “Narrative Description of the Business” under “ — Sales and Marketing — Competition”; and “ — Thermal Oxidation Process and Permitting Process”; and in “Risk Factors” including “Manville, New Jersey (Federal Creosote Contracts)”. The Risk Factors are referenced as well in the 2004 MD&A.

Financial Statements

Note 2. Significant accounting policies (k) Revenue recognition, page F-12

Comment (8):

Citing relevant accounting literature, please tell us why you recognize revenue on remediation activities when these services are completed under US and Canadian GAAP. Further, where your contracts contain multiple revenue generating activities, please tell us:

•	The nature of each revenue generating activity.
•	How you determine the fair value of each delivered element.
•	When you recognize revenue for each revenue generating activity.
•	Citing relevant accounting literature, your basis for your accounting for contracts with multiple revenue generating activities.

Response (8):

The Company’s principal service is the remediation of contaminated materials (including soil and other debris).

The Company also provides to certain customers, transportation and disposal services for non-hazardous soil to landfill sites. The transportation services for these non-hazardous materials do not include remediation activities and are under separate contracts. The Company recognizes revenue for this revenue stream as the services are performed, as these contracts are single element arrangements. This has not been a significant revenue stream for the Company.

Revenue Recognition for single element arrangements—Soil

The Company’s primary source of revenue under single element arrangements is for the remediation of soil. The Company recognizes revenues on soil remediation activities when these services are completed because it is upon the completion of these services that all of the revenue recognition criteria stipulated under Canadian (CICA Handbook 3400 and EIC 141) and US GAAP (SAB 104) have been met:

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(a)	Persuasive evidence of an arrangement exists;

•	The Company obtains signed service contracts for all of its remediation contracts. These contracts are obtained before the remediation process is performed. All contracts are approved by the Vice President of Sales.

(b)	Delivery has occurred or services have been rendered;

•	Each customer’s soil is segregated in the Company’s warehouse and is processed separately. The Company, under its operating permits, must account for all soil it receives and has internal tracking systems to ensure this occurs allowing for the record keeping of individual shipments and plant processing. As a result of these tracking systems the Company can track by customer the amount of material it has processed compared to the amount of material received.

•	When soil is received at the plant, a weigh ticket is generated at the plant’s weigh scale. This weigh ticket supports the volume of soil received for remediation. When the soil is remediated, a soil sample is sent out to a third party lab for analysis. A copy of this analysis is kept by the Company as evidence that decontamination has occurred through the remediation process. Once the lab results are in, the engineer generates a “certificate of destruction”. This certificate of destruction quantifies the tonnage processed and the customer’s name. The tonnage on the certificate is matched with the weigh tickets of soil receipts.

•	An invoice is generated and revenue is recognized only when the certificate of destruction is created. The original certificate of destruction and weigh tickets are attached to the invoice and sent to the customer for payment. The weight on the invoice is matched with the weight on the weigh ticket and certificate of destruction, and the rate per tonne is matched with the contracted fixed contract price.

•	Revenue is recognized when the soil is treated and a certificate of destruction has been produced. It is appropriate to recognize revenue upon the completion of the service because this is the point of substantial completion. The Company has completed its work as required under its contract once the soil is remediated AND a certificate of destruction has been generated to support the remediation. The Company is not paid by its customers until they receive a certificate of destruction. Revenue is not recognized for soil that is not processed.

(c)	The seller’s price to the buyer is fixed or determinable.

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•	The Company obtains signed service contracts for all of their remediation contracts, which determines the price charged per tonne remediated. These terms are in place before the remediation activities take place.

(d)	Ultimate collection is reasonably assured.

•	The Company performs credit checks on all major customers. All sales contracts are approved prior to remediation by the Vice President of Sales. Significant contracts are in turn approved by the Chief Executive Officer.

Costs associated with unprocessed soil are capitalized until the soil is treated and a certificate of destruction is produced.

Revenue Recognition for multi-element arrangements—Debris

The Company enters into contracts for debris remediation which have multiple elements and analyzes these contracts under the guidance in EIC 142 and EITF 00-12 to determine whether it has met the criteria for separation and allocation of revenue amounts.

The Company contracts that are considered multi-element arrangements relate to the remediation of debris at its processing plant in Cornwall. In these types of arrangements, the Company will transport the contaminated debris from the site, remediate the contaminated debris and then dispose of the remediated materials. The contaminated debris receipts from customers may include various items for remediation. In some cases a unit of debris can be broken down into various components (such as ballasts, plastic, wood, batteries and capacitors). When the Company receives debris for remediation, the various components are tracked separately by component in a material tracking system.

The Company has analyzed the multiple-element arrangements inherent in debris remediation contracts and currently has not been able to establish suitable objective evidence for all of the delivered elements as these involve unique services for which appropriate information is not available. Accordingly, the Company currently recognizes the revenues under these contracts when the services have been performed. The Company will recognize revenue on delivered elements based on their relative fair value to that of the estimated total contract value when objective evidence is available as required.

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The following analysis of the separation criteria included below is for the Staff’s reference; however, as noted above, the Company is unable to obtain objective evidence of the fair value of the delivered elements.

Criteria for Separation:

Determination of whether the delivered element has stand alone value to the customer

When the Company provides debris remediation services, these services allow customers to dispose of multiple types of materials in compliance with regulations. As each of these types of materials would need to be treated on an individual basis, each of the services delivered has stand-alone value to the customer.

When the Company provides transportation and disposal services, the Company is able to remove items from a customer site and eventually transport them to an appropriate off-site location. These services provide value to the customer distinct from the remediation of the materials.

Determination of fair value for delivered elements

In the case of remediation of debris, the remediation process is undertaken after the transportation from the customer’s site and before the disposal of the debris. The Company is able to obtain objective evidence of the fair value of the remediation portion of the services based on the prices charged to other customers who require only remediation services provided under the contract on a per kilogram basis.

In the case of transportation and disposal of contaminated materials, the Company does not provide these services to customers under separate contracts in which the Company does not also provide remediation. There are no other services providers that only provide similar transportation and disposal services. Therefore, the Company is not able to determine a fair value for these transportation and disposal services.

Since the Company only has objective evidence for the remediation activities and does not have objective evidence concerning transportation of contaminated debris or disposal of remediated materials and since the remediation activities occur after the transportation activity and before the disposal activity, the Company is unable to appropriately recognize revenue on a delivered elements basis in accordance with EIC 142 or EITF 00-12.

Determination of whether a right of return exists

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There are no rights of return related to the services provided by the Company.

Criteria for allocation and recognition of revenue

As the Company has not been able to establish objective evidence of fair value of each element in this multi-element arrangement, the Company has treated the debris remediation and the transportation and disposal services as one unit of accounting and only recognizes revenue when the service has been performed.

Comment (9):

We note that the Saglek contract was the first of its kind for the company. In light of the significant deviations from your estimated revenue and costs, please explain in detail your consideration of paragraph 23-29 of SoP 81-1 in determining that your use of the percentage-of-completion method was appropriate.

Response (9):

Following are details of the Company’s for making such determination in consideration of paragraphs 23-29 of SoP 81-1:

Per Para. 23:

•	The percentage-of-completion method was considered to be the preferred method of accounting for this contract as the Company believed that reasonable dependable estimates could be made given the nature of the contract.

•	The contract with Defence Construction Canada (“DCC”) included provisions that clearly stated the enforceable rights regarding the service of remediating the soil in Saglek, Labrador, the consideration to be exchanged and the manner and terms of the settlement.

•	There was no reason to believe that DCC would not satisfy their obligations under the contract. DCC is a government agency in Canada.

•	As the contractor of the job the Company fully expected to perform its contractual obligation.

Per Para. 24:

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•	The Company had engaged a professional engineer to act as the project manager on the contract. This engineer managed the billing process with DCC on a monthly basis, as well as the costs incurred on the project. This engineer had managed other large engagements and was familiar with the workings of DCC. As a professional engineer, he was able to use his professional judgment in assessing the progress of the job.

•	The project manager worked not only with the customer, DCC, but also with management of the Company to ensure that the project stayed on target. Members of management also have professional engineering backgrounds and experience with such contracts. Revisions to estimates were reviewed on a timely basis and at a minimum each quarter based on information received from the project manager and primary subcontractor.

•	Input received from the primary subcontractor also assisted with project management and estimation of percentage complete. The primary subcontractor also had previous experience in contract management.

•	As a result, the Company believes it has the ability to update and revise estimates continually with a reasonable degree of confidence.

Per Para. 25:

•	The Company engaged a professional engineer with former experience in project management who also had experience in dealing with DCC. His knowledge of project management, his professional designation, and past experience with DCC on other accounts helped the Company in determining the appropriateness of estimates to completion using the percentage-of-completion method.

•	Based on the nature of the project which is essentially to excavate, transport and remediate a defined body of material, project revenues and costs are estimable in single amounts. Accordingly this criteria has been applied in accordance with para. 25.

Per Para. 26/27:

•

Each month the project manager worked with DCC and periodically with the Company’s primary subcontractor to determine the billing for the month and for reviewing percentage completion estimates. The information was itemized by contract area and a running balance on the contract was maintained. Costs incurred

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were supported and approved by the project manager and management of the Company.
•	From the commencement of the contract in late 2002 through December 31, 2003, the Company’s actual costs under the base portion of the contract were in line with the estimated costs.

Per Para. 28/29:

•	The Company believes that there were no “inherent hazards” related to the contract conditions or external factors that would have made it difficult for the Company or customer to perform the obligations under the contract. The contract was clear and the terms were defined. Revenue was detailed and progress was tracked on a monthly basis. Business risks did exist in taking on this type of contract for the Company, but there were no inherent risks that would lead the Company not to account for the contract on a percentage-of-completion basis.

Saglek was a unique and significant contract for the Company. This contract was a long-term fixed price soil remediation contract. This method was used because management considered expended costs to be the best available measure of progress for this contract. When the method of accounting was initially determined, there was no evidence that the ability to made reasonable dependable estimates would not be possible. Per SoP 81-1, para. 24:

•	The contract with the customer was a fixed cost contract.
•	An independent consultant, who is a professional engineer, was engaged to manage the monthly reporting of the progress on the contract.
•	This independent consultant had considerable experience in project management.
•	Monthly the independent consultant worked with the customer to agree upon the billing for the month.
•	There was no evidence that the customer would not satisfy its obligation under the contract; this was a contract with a government agency.
•	There was no evidence that the Company would not perform its contractual obligation.
•	A net profit was expected with the acceptance of this project.

As per SoP 81-1, para. 27, estimates were an integral part of the business activities surrounding this contract. However, the fact that circumstances may necessitate frequent revisions of estimates does not indicate that the estimates are unreliable for the purpose for which they are used.

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October 3, 2005

The Company has the processes in place to update estimates and manage the information flow. Information available in the first and second quarters of 2004 did not change significantly, as there was no significant activity under the contract in these periods. The Company was not on site in Saglek, Labrador. No site services were being performed. However in the third quarter of 2004, the site was opened and closed and the Company pulled out of Saglek. Changes to estimates were calculated and reported upon in a timely fashion in the third quarter of 2004 and adjusted to actual costs in the subsequent quarters when the final costs became known.

During the contract and up to the closing of the Saglek project in September 2004, there was no reason to believe that the estimate of costs to complete the contract was not reasonably dependable. Circumstances beyond the Company’s control resulted in additional expenses at December 31, 2004. As per ARB 45, the percentage-of-completion method is preferable until dependable estimates or inherent hazards cause forecasts to be doubtful. There was no evidence to lead management to believe that this was the case.

Comment (10):

In your significant accounting policies you disclose that it is your policy to recognize losses on contracts on which a loss is anticipated. Under Outlook/Subsequent Events in your Form 40-F report at December 31, 2003, and in a press release dated March 29, 2004 you disclosed that first quarter revenues and earnings would be significantly lower due to low margin processing related to the Saglek project. However, you appear to have recognized significant losses on the Saglek contract in the third and fourth quarters of 2004 upon the completion of the project. Please tell us when it became apparent to you that you would incur a loss on the Saglek contract. Please also clarify your disclosure that you completed field work in September 2004 and that you had completed work related to the project as of December 31, 2004. Please refer to paragraph 24 of SOP 81-1 and paragraph 6 of ARB 45 for guidance.

Response (10):

Following is the Company’s discussion of recognition of significant losses, referring to para. 24 of SoP 81-1 and para. 6 ARB 45:

The Saglek project was a profitable contract – i.e. a profit has been realized on this project from inception onwards. Accordingly, the Company accounted for the Saglek project as a profitable contract in accordance with the provisions of SOP 81-1 applicable to profitable contracts. The site work for the Saglek contract was completed in September 2004 and administrative portions were completed in early 2005. As stated in Response (6) above, 2004 field work did not commence on the Saglek project until early July 2004 and there was a significant change in the nature of material being handled as

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October 3, 2005

well as the Company’s understanding of a significant change in the scope of work being requested by the customer. These changes led to additional costs in the third quarter of 2004, as discussed in Response (6) above.

These additional costs were not incurred or anticipated until the third and fourth quarters of 2004. In addition the Company believed the customer requested an additional 2,300 cubic metres of under burden that would have been incremental revenue of over $4.5 million. Based on this understanding that under burden in excess of the original contract amount had been requested by the customer, the Company mobilized its workforce and equipment in the third quarter of 2004 to excavate and process this material. This material continues to exist on site in Saglek, but will be remediated at a later date under a separate tender.

Comment (11):

Please tell us the Saglek contract start and termination date. Please also tell us whether the Saglek contract had any performance benchmarks, and if so, what the performance benchmarks were and their relevant dates. Please also tell us if the contract contained any provisions for change orders.

Response (11):

Following are the requested details concerning the Saglek contract:

Saglek contract start date: June 2003 when fieldwork commenced.

Saglek termination date: September 2004 when fieldwork was complete.

Performance benchmarks: Less than average of 5 ppm of the remediated material, and completion of the contract by the end of 2004.

Change orders were permitted and accepted under the contract. Change orders required approval by the customer prior to billing and payment.

Note 3. Accounts receivable, page F-13

Comment (12):

Please disclose the activity in your allowance for doubtful accounts, including provisions for bad debts, accounts receivable write-offs and other adjustments. Please tell us why you have recognized a valuation allowance for C$4.3 million of the C$9.2 million disputed claim amount on the Saglek contract at December 31, 2004. Under paragraph 65 of SOP 81-1, you may recognize additional contract revenue relating to claims only if it is probable that the claim will result in additional revenues and if the amount of

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October 3, 2005

revenues can be reliably estimated. These requirements are met only if four conditions specified by SOP 81-1 are satisfied. Please tell us and disclose how you comply with each of the four conditions specified by paragraph 65 of SOP 81-1 to recognize claims.

Response (12):

As discussed in Response (5) above, the additional billings of $9.2 million relate to change orders, not claims. Of the $9.2 million billed to the customer for change orders related to crushing and excavating oversize materials and changing testing protocols (Schedule B) a total of $4.6 million was recorded as revenue and $4.5 has not been recorded pending resolution. Revenue on the Saglek contract was recognized on the “net”, not gross, amount. DCC, the customer, has been invoiced for these additional claims, but no revenue has been recorded by the Company. In future filings, the Company will clarify this point.

These change orders are in dispute and have been evaluated as claims as requied by SOP 81-1.63. SOP 81-1 allows for the recognition of revenue pursuant to claims “if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated.” These two requirements are satisfied by the existence of the following conditions:

•	The contract or other evidence provides a legal basis for the claim; or a legal opinion has been obtained stating that under the circumstances there is a reasonable basis to support the claim. Analysis: The Company believes there is a strong legal basis for the claim and has obtained written legal advice to this effect.
•	Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance. Analysis: As discussed in Responses (5), (6) and (9) above, the amounts in dispute relate to differences in the nature/size of material actually encountered from the type of material that was contemplated in the tender contract and changes in testing protocol occurring after the contract commenced.
•	Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed. Analysis: The Company has a detailed analysis of its costs that it tracked and submitted to the customer, that the Company believes were required to be incurred in order to excavate the site and were reasonable based on the work performed. The Company believes that it informed the customer and they were aware of the extent of the extra work required.
•

The evidence supporting the claim is objective and verifiable, not based on management’s “feel” for the situation or on unsupported representations: Analysis: The Company’s claims are supported by its detailed analysis and the

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October 3, 2005

Company’s customer has indicated that they are aware that significant extra work was required.

The amounts recorded as revenue for these un-priced change orders have been recorded at an amount less than the Company’s costs for performing this work and are based on the Company’s analysis of the relevant factors involved in undertaking this extra work and on the analysis of the strength of the claim by the Company’s legal counsel.

Note 16. Contingencies, page F-25

Comment (13):

Since an unfavorable settlement of your legal exposures could have a material effect on your financial condition, results of operations and cash flows, please disclose the likelihood (for example, probable, possible, or remote) of loss from each contingency you have disclosed, whether you have made an accrual for the loss contingency, and if so, the amount of the accrual. If you have not accrued a reserve for your legal exposures, please tell us why you do not believe that a contingency accrual is required and disclose an estimate of the possible range of loss or state the reasons why such an estimate cannot be made. Please refer to paragraphs 9-11 of SFAS 5, FIN 14 and SAB Topic 5:Y.

Response (13):

Following is a discussion of the Company’s legal exposures, and analysis for its determination of loss contingencies:

Judicial Review of Minister Decision

The Company determined that the likelihood of the federal Minister of Environment appeal to the Federal Court of Canada being overturned was remote. Therefore, no accrual for the loss contingency was necessary.

Class Action

The Company determined that the likelihood of the class action lawsuit being successful at December 31, 2004 was probable. The Company holds Directors’ and Officers’ insurance which at the time was expected to cover any and all of the legal costs and contingencies arising from a decision for the plaintiffs or settlement other than a deductible amount of $250,000. All legal expenses relating to the class action lawsuit were expensed as incurred with respect to the class action at December 31, 2004 and in the first quarter of 2005, as management did not know whether the Company would be

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October 3, 2005

successful in collecting on any insurance claims made. During the quarter ended June 30, 2005, the Company was successful in negotiating a settlement for the insurance claim relating to the reimbursement of the legal expenses incurred to date in the amount of approximately US$1.1 million. This settlement amount was net of the $250,000 deductible that was payable by the Company. As such, the Company recorded a receivable from the insurance company in the second quarter of 2005 for US$1.1 million. Any legal invoices received by the Company subsequent to the second quarter of 2005 are being forwarded directly to the insurance broker for payment.

In addition, as disclosed in the Company’s press release dated August 31, 2005, subsequent to June 30, 2005, the Company had finalized its negotiations and proposed a settlement of US$9.75 million for the class action lawsuit. This settlement will be paid primarily by the Company’s insurance carrier with the Company contributing US$750,000 (which was paid during the third quarter of 2005). Prior to the finalization of the negotiations of the settlement, management was not able to reasonably estimate the additional liabilities given that the Company had insurance coverage on the class action lawsuit. FAS 5 para. 8 (b) only requires that the loss be accrued if it can be reasonably estimated. As such, the Company provided for additional accruals at the appropriate periods of time as events unfolded and amounts became estimable.

Regulatory Investigations

The regulatory investigations are ongoing and the likelihood of loss from the contingency is possible but was not estimable at that time. The Company is continuing to cooperate with all regulatory agencies regarding their inquiries and investigations. No accrual was set up for this possible legal exposure at December 31, 2004 based on the definitions provided under SFAS 5.

Note 17. United States generally accepted accounting principles (“U.S. GAAP”) reconciliation, page F-30

Comment (14):

Citing relevant accounting literature, please tell us why you capitalize permitting cost under Canadian GAAP, but charge these costs to expense as incurred under US GAAP. Please also tell us how you determined the ten-year useful life to the permits under Canadian GAAP. In this regard, please tell us your consideration of the expected use of the asset; the expected useful life of other assets to which the useful life of the permits may relate; any legal, regulatory, or contractual provisions that may limit the useful life or enable you to extend the useful life of the permits without substantial cost and modification; the effects of obsolescence, demand, competition, and other economic

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factors; and the level of maintenance expenditures required to obtain the expected future cash flows from the permits.

Response (14):

Under Canadian GAAP, EIC 27, the expenditures relating to the acquisition of operating permits incurred during the pre-operating period may be deferred to the extent that the following criteria are satisfied:

•	The expenditure is related directly to placing the new business into service;

•	The expenditure is incremental in nature (i.e., a cost that would not have been incurred in the absence of the new business); and

•	It is probable that the expenditure is recoverable from the future operations of the new business.

As outlined in Note 2(h), page 23, of the Company’s financial statements for the year ended December 31, 2004, the Company capitalizes all costs associated with acquiring a permit, which is required before the Company can begin operations at a new facility. Costs related to unsuccessful permitting efforts are expensed in the period that this determination is made.

Under US GAAP, SOP 98-5 requires that all costs of start-up activities be expensed as incurred. Start-up activities are broadly defined by SOP 98-5 to include one-time activities required to open a new facility. Accordingly, the costs are expensed under US GAAP, which results in a Canadian to US GAAP reconciling item.

A useful life of 10 years for the Company’s permits is based on management’s experience in running manufacturing plants that require permitting. For example, the Company’s Recupere Sol plant in St. Ambroise Quebec, has been remediating contaminated soil for 10 years, under the same permit. Permits require continuous monitoring not only by the Company but by various government agencies to ensure compliance. Quite often, these agencies require modifications to the manufacturing process and updating to the Company’s systems. The costs associated with these modifications are generally expensed in the period incurred. In some cases these additional modifications are capitalized as they relate to “upgrading” of capital asset equipment in the plant. The useful life of the kiln at the St. Ambroise plant is also being amortized over 10 years straight-line.

Comment Letter Dated September 1, 2005

U.S. Securities and Exchange Commission

October 3, 2005

Form 40-F for the year ended December 31, 2004

Comment (1):

Please tell us how you determined that you were eligible to file reports with the Commission using Form 40-F. See General Instruction A to Form 40-F. Please also provide us with a detailed computation of the aggregate market value of the public float of your outstanding shares. This computation should include:

•	The date that you calculated the market value of your public float;
•	The number of equity shares outstanding on that date;
•	The number of equity shares owned by affiliates, as defined by General Instruction A of Form 40-F, versus non-affiliates; and
•	The market price of your equity shares on that date.

Response (1):

The Company determined that it was eligible to file its annual report for the year ended December 31, 2004, on Form 40-F because the aggregate market value of the public float of the Company’s outstanding equity shares, as calculated pursuant to General Instruction A(2) of Form 40-F, exceeded US$75 million as of the relevant calculation date. The Company’s analysis is set forth below:

•	The date of calculation of the market value of the Company’s public float: February 15, 2005, which was within 60 days prior to the date of filing the Form 40-F (March 31, 2005), pursuant to Instruction 6 to General Instruction A of Form 40-F.
•	The number of equity shares outstanding on that date: As of February 15, 2005, the Company had 21,404,440 common shares outstanding.
•	The number of equity shares owned by affiliates, as defined by General Instruction A of Form 40-F, versus non-affiliates: All of the Company’s outstanding shares were owned by non-affiliates as of December 31, 2004. At that date (and subsequently), to the knowledge of the directors and officers of the Corporation, no person beneficially owned or exercised control or direction over more than ten percent (10%) of the Company’s outstanding common shares.
•

The market price of the Company’s equity shares on the date of calculation of the market value of the Company’s public float. On February 15, 2005, the last sale price for the Company’s common shares on the Toronto Stock Exchange (“TSX”), the principal market for the shares, was Cdn$5.47. The Canadian/U.S. dollar exchange rate on that date was Cdn$1.2336 to US$1.00, based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. The TSX closing price of Cdn$5.47 therefore corresponded to US$4.43. Accordingly, the aggregate market value of the public float of the Company’s outstanding shares on February 15, 2005,

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was approximately US$95 million, which exceeded the $75 million threshold specified in General Instruction A(2) of Form 40-F.

The Company has directed the undersigned to acknowledge on its behalf that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter responds to all comments contained in Ms. Shah’s letters of August 18, 2005 and September 1, 2005. If you have any questions, please do not hesitate to call me at 617-854-4000.

Very truly yours,

/s/ Susan K. Shapiro

Susan K. Shapiro

cc:	Mr. Gus Rodriguez

Mr. Andrew Boulanger

Bennett Environmental                                                                                                                                            Schedule A

Summary of Saglek Revenue

Revenue Portion

Revenue Estimate December 31, 2003

Original Contract (including 2300 cu.m. of under burden)	$29.26

Off-Site disposal of clean debris	0.58

15% additional underburden @$1,800/ cu. M)	0.57

Additional underburden 3,500 cu.m. @$2280	7.98

Additional billing for steel	0.50

Additional revenue for crushing	0.80

Claim # 3	5.82

Total estimated Saglek Revenue	$45.50

Bennett Environmental

Summary of additions to Saglek contract                                                                                                                           Schedule B

	Amount Submitted/ proposed	Amount Paid	Percentage
Original Contract value	29,257,000	29,257,000
Negotiated extras:
Off-site disposal of clean debris	576,000	576,000	100%
Berth and meal for ship monitor	12,522	12,522	100%
Adjustment meals and accommodations	2,464	2,464	100%
Adjustments 2003 flights	22,414	22,414	100%
Debris in stockpiles	968,590	484,295	50%

Total extras	1,581,990	1,097,695	69%

Total contract	30,838,990	30,354,695	98%
Underburden—extra work negotiated prior to the commencement of work	2,426,400	2,375,880	98%	based on additional volume of 885 cu.m.@2040/ cu.m.

	33,265,390	32,730,575

Claims for crushing	800,126	Still being negotiated/litigated
Impact claims oversize material change in testing protocol	8,300,000	Still being negotiated/litigated

	9,100,126

Amount of revenue deferred	(4,500,000)

Amount of revenue recorded	(4,600,126)